UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sino Agro Food, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

829355205

(CUSIP Number)

Calendar Year 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	829355205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Atlas Sciences, LLc 82-0971739

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,029,641

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

6,029,641

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,029,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting Person Atlas Sciences, LLC (“Atlas”) has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Atlas may own, would exceed such a cap. Atlas's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Atlas as of the date of this filing was 6,029,641 shares, which is 9.99% of the 60,356,776 shares outstanding on November 14, 2021 (as reported in the Issuer's Form 10-Q filed on November 15, 2021).

CUSIP No.	829355205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Research and Trading, LP 11-3688679

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,029,641

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

6,029,641

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,029,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

* Reporting person Iliad Research and Trading, LP is the Manager of reporting person Atlas. Atlas has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Atlas may own, would exceed such a cap. Atlas's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Atlas as of the date of this filing was 6,029,641 shares, which is 9.99% of the 60,356,776 shares outstanding on November 14, 2021 (as reported in the Issuer's Form 10-Q filed on November 15, 2021).

CUSIP No.	829355205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Iliad Management, LLC 20-0411071

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,029,641

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

6,029,641

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,029,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

* Reporting person Iliad Management, LLC is the General Partner of Iliad Research and Trading, LP, which is the Manager of reporting person Atlas. Atlas has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Atlas may own, would exceed such a cap. Atlas's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Atlas as of the date of this filing was 6,029,641 shares, which is 9.99% of the 60,356,776 shares outstanding on November 14, 2021 (as reported in the Issuer's Form 10-Q filed on November 15, 2021).

CUSIP No.	829355205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,029,641

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

6,029,641

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,029,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

* Reporting person Fife Trading, Inc. is the Manager of Iliad Management, LLC, which is the General Partner of Iliad Research and Trading, LP, which is the Manager of reporting person Atlas. Atlas has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Atlas may own, would exceed such a cap. Atlas's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Atlas as of the date of this filing was 6,029,641 shares, which is 9.99% of the 60,356,776 shares outstanding on November 14, 2021 (as reported in the Issuer's Form 10-Q filed on November 15, 2021).

CUSIP No.	829355205

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

6,029,641

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

6,029,641

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,029,641

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

* John Fife is the President of Fife Trading, Inc., which is the Manager of Iliad Management, LLC, which is the General Partner of Iliad Research and Trading, LP, which is the Manager of reporting person Atlas. Atlas has rights, under a convertible promissory note, to own an aggregate number of shares of the Issuer’s common stock which, except for a contractual cap on the amount of outstanding shares that Atlas may own, would exceed such a cap. Atlas's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's common stock beneficially owned by Atlas as of the date of this filing was 6,029,641 shares, which is 9.99% of the 60,356,776 shares outstanding on November 14, 2021 (as reported in the Issuer's Form 10-Q filed on November 15, 2021).

Item 1.

(a)	Name of Issuer
Sino Agro Food, Inc.

(b)	Address of Issuer’s Principal Executive Offices
Room 3520, Block A, China Shine Plaza No. 9 Line He Xi Road Tianhe District Guangzhou City, P.R.C. 510610

Item 2.

(a)	Name of Person Filing
Atlas Sciences, LLc

(b)	Address of Principal Business Office or, if none, Residence
303 E Wacker Drive Suite 1040 Chicago, IL 60610

(c)	Citizenship
Utah

(d)	Title of Class of Securities
Common Stock, par value $0.001

(e)	CUSIP Number
829355205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,029,641

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,029,641

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 6,029,641

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Atlas Sciences, LLC

Date: February 08, 2022	By:	/s/ John Fife
Name: John Fife
Title: President

Iliad Research and Trading, LP

Date: February 08, 2022	By:	/s/ John Fife
Name: John Fife
Title: President

Iliad Management, LLC

Date: February 08, 2022	By:	/s/ John Fife
Name: John Fife
Title: President

Fife Trading, Inc.

Date: February 08, 2022	By:	/s/ John Fife
Name: John Fife
Title: President

Date: February 08, 2022	By:	/s/ John Fife
Name: John Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)